                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                _______________


                                    FORM 8-B


                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         WELLPOINT HEALTH NETWORKS INC.

             (Exact name of registrant as specified in its Charter)


               DELAWARE                                           95-4635504
----------------------------------------                     -------------------
(State of incorporation or organization)                        (IRS Employer
                                                             Identification No.)

21555 OXNARD STREET, WOODLAND HILLS, CA                              91367
----------------------------------------                          ----------
(Address of principal executive offices)                          (Zip Code)


Registrant's telephone number, including area code    (818) 703-4000
                                                      --------------


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                         Name of each exchange on which
      to be so registered                         each class is to be registered
      -------------------                         ------------------------------

  Common Stock, $0.01 par value                       New York Stock Exchange
  -----------------------------                       -----------------------



Securities to be registered pursuant to Section 12(g) of the Act:

                                      N/A
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.      GENERAL INFORMATION

         The registrant, WellPoint Health Networks Inc., a Delaware corporation ("WellPoint Delaware" or the "registrant"), was organized on August 29, 1996, as a corporation under the laws of the State of Delaware. The registrant's fiscal year ends on December 31.

ITEM 2.      TRANSACTION OF SUCCESSION

         WellPoint Health Networks Inc., a California corporation ("WellPoint California"), formed the registrant for the purpose of creating a holding company structure. Pursuant to the terms of an Agreement and Plan of Reorganization, this structure will be accomplished, prior to the effectiveness of this registration statement, by a merger (the "Merger") of a subsidiary of WellPoint Delaware (the "WLP Acquisition Corp." or "Merger Sub") with and into WellPoint California, as a result of which the registrant will become the parent of WellPoint California. The transaction is more fully explained in the Definitive Proxy Statement on Schedule 14A dated May 9, 1997 of WellPoint California (the "Proxy Statement"), which is an exhibit hereto.

         The Common Stock, $0.01 par value, of WellPoint California is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and WellPoint California files periodic reports under the 1934 Act (File No. 1-11628). Prior to the effectiveness of this registration statement, the registrant will become the successor registrant to WellPoint California's registration of WellPoint California's Common Stock, $0.01 par value. The Merger will cause each share of WellPoint California's Common Stock, $0.01 par value, to be converted into one (1) fully paid and nonassessable share of WellPoint Delaware Common Stock, 0.01 par value.

ITEM 3.      SECURITIES TO BE REGISTERED

         The registrant is authorized to issue 300,000,000 shares of WellPoint Delaware Common Stock, $0.01 par value. Upon the Merger and prior to the effectiveness of this registration statement, approximately 69,609,709 shares of the registrant's common stock, $0.01 par value, will be issued and outstanding, none of which will be held by or for the account of the registrant.

ITEM 4.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The registrant's common stock, $0.01 par value, is described in the Proxy Statement of WellPoint California. The sections entitled "Description of WellPoint Delaware Certificate of Incorporation and Bylaws" and "Description of WellPoint Delaware Securities" are incorporated by reference herein.

ITEM 5.      FINANCIAL STATEMENTS AND EXHIBITS

         (a) Financial Statements.

             With reference to holders of the registrant's common stock, $0.01 par value, the capital structure and balance sheet of the registrant immediately after the Merger will be substantially the same as those of WellPoint California immediately prior to the Merger. Accordingly, no financial statements are filed with this registration statement.

         (b) Exhibits.

             (A) Definitive Proxy Statement on Schedule 14A of WellPoint
                 California, dated May 9, 1997, including (i) an Agreement and Plan of Reorganization, which is attached as Appendix C to the Proxy Statement and (ii) an Agreement of Merger, which is attached as Exhibit A to the Agreement and Plan of Reorganization, is incorporated by reference herein.

             (B) All other exhibits which would be called for by Form 10 if the
                 Securities to be registered hereunder were to be registered on that form.


                                       2.

         3.1 Restated Certificate of Incorporation of WellPoint Delaware, attached as Appendix A to the Proxy Statement and incorporated by reference herein.

         3.2 Bylaws of WellPoint Delaware, attached as Appendix B to the Proxy Statement and incorporated by reference herein.

         4.4     Specimen Stock Certificate of WellPoint Delaware.

         9.01 Voting Trust Agreement dated as of May 20, 1996, by and between the WellPoint California, Western Health Partnerships and Wilmington Trust Company, incorporated by reference to
                 Exhibit 99.2 of WellPoint California's Form 8-K dated May 20, 1996

         9.02 Form of Amended and Restated Voting Trust Agreement by and among California HealthCare Foundation (the "Foundation") and Wilmington Trust Company

         10.01 Line of Business Assignment and Assumption Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and Blue Cross of California ("BCC"), incorporated by reference to Exhibit 10.01 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.02 Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC, incorporated by reference to Exhibit
                 10.02 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.03 Master Subscriber Agreements dated as of January 27, 1993, between WellPoint California's subsidiaries and BCC, incorporated by reference to Exhibit 10.03 of Registrant's Form 10-K for the fiscal year ended December 31, 1992

         10.04 Tax Allocation Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC and its subsidiaries, incorporated by reference to Exhibit 10.04 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.05 Office Space Lease for Oakland, CA offices, dated December 10, 1985, between BCC and Webster Street Partners, Ltd., incorporated by reference to Exhibit 10.06 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.06 Office Space Lease for Westlake, CA offices, dated October 29, 1986, between BCC and Westlake Business Park, Ltd., incorporated by reference to Exhibit 10.07 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.07 Administrative Agreement, dated as of June 1, 1988, between BCC and INSURx, Inc., incorporated by reference to Exhibit
                 10.08 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.08 Undertakings dated January 7, 1993, by BCC, WellPoint California and WellPoint California's subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 10.24 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.09 Office Space Lease for Newbury Park, CA offices, dated January 13, 1993, between BCC and Metropolitan Life Insurance Company, incorporated by reference to Exhibit 10.12 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.10 Office Space Lease for Calabasas, CA offices, dated August 26, 1992, between BCC and Lost Hills Office Partners, First Amendment to Office Lease between Lost Hills Office Partners and BCC, dated November 1, 1992, and Subordination, Non-Disturbance and Attornment Agreement, dated January 7, 1993, between BCC and DAG Management, incorporated by reference to Exhibit 10.13 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992


                                       3.

         10.11 WellPoint Health Networks Inc. Officer Change in Control Plan, incorporated by reference to Exhibit 10.14 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.12 Supplemental Pension Plan of Blue Cross of California, incorporated by reference to Exhibit 10.15 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.13 Blue Cross of California Deferred Compensation Plan, incorporated by reference to Exhibit 10.13 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.14 Form of Supplemental Life and Disability Insurance Policy, incorporated by reference to Exhibit 10.14 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.15 Special Executive Retirement Plan dated as of March 29, 1993, among BCC, WellPoint California and Leonard D. Schaeffer, incorporated by reference to Exhibit 10.19 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.16 Form of Indemnification Agreement between WellPoint California and its Directors and Officers, incorporated by reference to
                 Exhibit 10.17 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.17 Officer Severance Agreement, dated as of July 1, 1993, between WellPoint California and Thomas C. Geiser, incorporated by reference to Exhibit 10.24 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.18 First Amendment to Special Executive Retirement Plan dated as of March 29, 1993, among BCC, WellPoint California and Leonard
                 D. Schaeffer (Exhibit 10.19), effective January 1, 1993, incorporated by reference to Exhibit 10.25 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.19 Executive Benefiting You Highlights Brochure, incorporated by reference to Exhibit 10.29 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.20 WellPoint Health Networks Inc. Officer Change in Control Plan as amended January 5, 1995, incorporated by reference to
                 Exhibit 10.33 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.21 Form of Officer Severance Agreement of WellPoint California, incorporated by reference to Exhibit 10.32 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.22 WellPoint Health Networks Inc. Management Retention Agreement between WellPoint California and Ronald A. Williams, amended and restated effective as of January 5, 1995, incorporated by reference to Exhibit 10.35 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.23 WellPoint Health Networks Inc. Management Retention Agreement between WellPoint California and D. Mark Weinberg, amended and restated effective as of January 5, 1995, incorporated by reference to Exhibit 10.36 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.24 Amendment to Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC (Exhibit 10.02), amended as of January 1, 1995, incorporated by reference to Exhibit
                 10.39 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994


                                       4.

         10.25 Amendment to Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC (Exhibit 10.02), amended as of February 1, 1995, incorporated by reference to Exhibit
                 10.40 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.26 Agreement of Purchase and Sale and Escrow Instructions, dated as of December 16, 1994, between WellPoint California and Pardee Construction Company, incorporated by reference to
                 Exhibit 10.41 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.27 Credit Agreement, dated as of October 19, 1994, among WellPoint California, Bank of America, National Trust and Savings Association, Chemical Bank and Other Financial Institutions, incorporated by reference to Exhibit 10.43 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.28 First Amendment to Credit Agreement, dated as of March 7, 1995, among WellPoint California, Bank of America National Trust and Savings Association, and other Financial Institutions, incorporated by reference to Exhibit 10.44 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.29 Orders Approving Notice of Material Modification and Undertakings dated September 7, 1995, by BCC, WellPoint California and WellPoint California's subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 10.47 of WellPoint California's Form 10-Q for the quarter ended September 30, 1995

         10.30 Second Amendment to Credit Agreement, dated as of October 16, 1995, among WellPoint California, Bank of America National Trust and Savings Associations and other Financial Institutions, incorporated by reference to Exhibit 10.48 of WellPoint California's Form 10-Q for the quarter ended September 30, 1995

         10.31 WellPoint Health Networks Inc. Stock Option/Award Plan as amended January 15, 1997, incorporated by reference to Exhibit D of WellPoint California's Definitive Proxy Statement on
                 Schedule 14A dated May 9, 1997.

         10.32 Lease Agreement, dated as of January 1, 1996, by and between TA/Warner Center Associates II, L.P., and WellPoint California, incorporated by reference to Exhibit 10.46 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.33 Letter, dated November 13, 1995, from WellPoint California to Ronald A. Williams regarding severance benefits, together with underlying Officer Severance Agreement, incorporated by reference to Exhibit 10.47 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.34   Letter, dated November 13, 1995, from WellPoint California to
                 D. Mark Weinberg regarding severance benefits, together with underlying Officer Severance Agreement, incorporated by reference to Exhibit 10.48 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.35 Letter, dated November 13, 1995, from WellPoint California to Thomas C. Geiser regarding severance benefits, incorporated by reference to Exhibit 10.49 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.36 Amended and Restated Undertakings dated March 5, 1996, by BCC, WellPoint California and WellPoint California's Subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 99.1 of WellPoint California's Current Report on Form 8-K dated March 5, 1996


                                       5.

         10.37 Senior Series A Term Note dated March 31, 1996, between WellPoint California and Massachusetts Mutual Life Insurance Company, incorporated by reference to Exhibit 10.53 of WellPoint California's Form 10-Q for the quarter ended March 31, 1996

         10.38 Voting Agreement dated as of May 8, 1996, by and among WellPoint California and Western Health Partnerships, incorporated by reference to Exhibit 99.3 of WellPoint California's Form 8-K dated May 20, 1996

         10.39 Share Escrow Agent Agreement dated as of May 20, 1996, by and between WellPoint California and U.S. Trust Company of California, N.A., incorporated by reference to Exhibit 99.4 of WellPoint California's Form 8-K dated May 20, 1996

         10.40 Registration Rights Agreement dated as of May 20, 1996, by and between WellPoint California and Western Health Partnerships, incorporated by reference to Exhibit 99.5 of WellPoint California's Form 8-K dated May 20, 1996

         10.41 Blue Cross License Agreement effective as of May 20, 1996, by and among the Blue Cross and Blue Shield Association and WellPoint California (supersedes Exhibit 10.09), incorporated by reference to Exhibit 99.6 of WellPoint California's Form 8-K dated May 20, 1996

         10.42 California Blue Cross License Addendum effective as of May 20, 1996, by and between the Blue Cross and Blue Shield Association and WellPoint California, incorporated by reference to Exhibit 99.7 of WellPoint California's Form 8-K dated May 20, 1996

         10.43 Blue Cross Affiliated License Agreement effective as of May 20, 1996, by and between the Blue Cross and Blue Shield Association and CaliforniaCare Health Plans, incorporated by reference to Exhibit 99.8 of WellPoint California's Form 8-K dated May 20, 1996

         10.44 Indemnification Agreement dated as of May 17, 1996, by and among WellPoint California, WellPoint Health Networks Inc., a Delaware corporation, and Western Health Partnerships, incorporated by reference to Exhibit 99.9 of WellPoint California's Form 8-K dated May 20, 1996

         10.45 Credit Agreement dated as of May 15, 1996, by and among WellPoint California, Bank of America National Trust and Savings Association ("Bank of America"), as Administrative Agent, NationsBank of Texas, N.A., as Syndication Agent, Chemical Bank, as Documentation Agent, and the other financial institutions named therein, incorporated by reference to
                 Exhibit 99.10 of WellPoint California's Form 8-K dated May 20, 1996

         10.46 WellPoint Health Networks Inc. Employee Stock Option Plan, incorporated by reference to WellPoint California's Registration Statement on Form S-8 (Registration No. 33-05111)

         10.47 WellPoint Health Networks Inc. Employee Stock Purchase Plan, incorporated by reference to WellPoint California's Registration Statement on Form S-8 (Registration No. 333-05111)

         10.48 Amendment No. 1 dated as of June 28, 1996, to WellPoint California's Credit Agreement dated as of May 15, 1996, incorporated by reference to Exhibit 10.65 of WellPoint California's Form 10-Q for the quarter ended September 30, 1996

         10.49 Subordinated Term Loan Agreement dated as of November 21, 1996, by and among WellPoint California, Bank of America and the other parties named therein, incorporated by reference to
                 Exhibit 99.1 to WellPoint California's Current Report on Form 8-K filed December 12, 1996

         10.50 Employment Agreement dated as of January 22, 1997, by and between WellPoint California and Leonard D. Schaeffer incorporated by reference to Exhibit 10.50 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996


                                       6.

         10.51 Modification Agreement dated as of November 26, 1996 by and between WellPoint California and California HealthCare Foundation incorporated by reference to Exhibit 10.51 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.52 Coinsurance Agreement dated as of March 1, 1997 between John Hancock and UNICARE Life & Health Insurance Company ("UNICARE"), incorporated by reference to Exhibit 99.2 of WellPoint California's Current Report on Form 8-K filed March 14, 1997

         10.53 Administration Agreement dated as of March 1, 1997 between John Hancock and UNICARE, incorporated by reference to Exhibit
                 99.3 of WellPoint California's Current Report on Form 8-K filed March 14, 1997

         10.54 Amendment No. 1 dated as of February 11, 1997 to WellPoint California's Subordinated Term Loan Agreement dated as of November 21, 1996 incorporated by reference to Exhibit 10.54 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.55 Blue Cross Affiliate License Agreement by and between BC Life & Health Insurance Company and the BCBSA incorporated by reference to Exhibit 10.55 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.56 Blue Cross Controlled Affiliate License Agreement Applicable to Life Insurance Companies by and between BC Life & Health Insurance Company and the BCBSA incorporated by reference to
                 Exhibit 10.56 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.57 Second Amendment dated as of April 21, 1997 to WellPoint California's Credit Agreement dated as of May 15, 1996 incorporated by reference to Exhibit 10.55 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.58 Third Amendment dated as of April 21, 1997 to WellPoint California's Credit Agreement dated as of May 15, 1996 incorporated by reference to Exhibit 10.56 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.59 Second Amendment dated as of April 21, 1997 to WellPoint California's Subordinated Term Loan Agreement dated as of November 21, 1996 incorporated by reference to Exhibit 10.57 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.60 WellPoint Health Networks Inc.'s Employee Stock Purchase Plan as amended and restated effective January 1, 1988.

         10.61 Form of Amended and Restated Voting Agreement by and among WellPoint California, WellPoint Delaware and the Foundation

         10.62 Form of Amended and Restated Registration Rights Agreement by and among WellPoint California, WellPoint Delaware and the Foundation

         10.63 Form of Amended and Restated Share Escrow Agent Agreement by and among WellPoint Delaware and U.S. Trust Company of California

         21      Subsidiaries of WellPoint Health Networks Inc. filed as
                 Exhibit 21 to WellPoint Health Networks Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.


                                       7.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                WELLPOINT HEALTH NETWORKS INC.



Dated:   June 12, 1997                          By:  /s/  Thomas C. Geiser
                                                     ---------------------------
                                                     Thomas C. Geiser
                                                     Executive Vice President

                                 EXHIBIT INDEX


   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         (A) The Definitive Proxy Statement on Schedule 14A of WellPoint California, dated May 9, 1997, including (i) an Agreement and Plan of Reorganization, attached as Appendix C to the Proxy Statement and (ii) an Agreement of Merger, attached as Exhibit A to the Proxy Statement, is incorporated by reference herein.

         (B) All other exhibits which would be called for by Form 10 if the Securities to be registered hereunder were to be registered on that form.

         3.1 Restated Certificate of Incorporation of WellPoint Delaware, attached as Appendix A to the Proxy Statement, is incorporated by reference herein.

         3.2 Bylaws of WellPoint Delaware, attached as Appendix B to the Proxy Statement, is incorporated by reference herein.

         4.4         Specimen Stock Certificate of WellPoint Delaware.

         9.01 Voting Trust Agreement dated as of May 20, 1996, by and between the WellPoint California, Western Health Partnerships and Wilmington Trust Company, incorporated by reference to Exhibit 99.2 of WellPoint California's Form 8-K dated May 20, 1996

         9.02 Form of Amended and Restated Voting Trust Agreement by and among California HealthCare Foundation (the "Foundation") and Wilmington Trust Company

         10.01 Line of Business Assignment and Assumption Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC, incorporated by reference to Exhibit
                     10.01 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.02 Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC, incorporated by reference to
                     Exhibit 10.02 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.03 Master Subscriber Agreements dated as of January 27, 1993, between WellPoint California's subsidiaries and BCC, incorporated by reference to Exhibit 10.03 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.04 Tax Allocation Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC and its subsidiaries, incorporated by reference to Exhibit
                     10.04 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.05 Office Space Lease for Oakland, CA offices, dated December 10, 1985, between BCC and Webster Street Partners, Ltd., incorporated by reference to Exhibit 10.06 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.06 Office Space Lease for Westlake, CA offices, dated October 29, 1986, between BCC and Westlake Business Park, Ltd., incorporated by reference to Exhibit 10.07 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.07 Administrative Agreement, dated as of June 1, 1988, between BCC and INSURx, Inc., incorporated by reference to
                     Exhibit 10.08 of WellPoint California's Form S-1 Registration Statement No. 33-54898





                                      A-1.

   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         10.08 Undertakings dated January 7, 1993, by BCC, WellPoint California and WellPoint California's subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 10.24 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.09 Office Space Lease for Newbury Park, CA offices, dated January 13, 1993, between BCC and Metropolitan Life Insurance Company, incorporated by reference to Exhibit
                     10.12 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.10 Office Space Lease for Calabasas, CA offices, dated August 26, 1992, between BCC and Lost Hills Office Partners, First Amendment to Office Lease between Lost Hills Office Partners and BCC, dated November 1, 1992, and Subordination, Non-Disturbance and Attornment Agreement, dated January 7, 1993, between BCC and DAG Management, incorporated by reference to Exhibit 10.13 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.11 WellPoint Health Networks Inc. Officer Change in Control Plan, incorporated by reference to Exhibit 10.14 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.12 Supplemental Pension Plan of Blue Cross of California, incorporated by reference to Exhibit 10.15 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.13 Blue Cross of California Deferred Compensation Plan, incorporated by reference to Exhibit 10.13 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.14 Form of Supplemental Life and Disability Insurance Policy, incorporated by reference to Exhibit 10.14 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.15 Special Executive Retirement Plan dated as of March 29, 1993, among BCC, WellPoint California and Leonard D. Schaeffer, incorporated by reference to Exhibit 10.19 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1992

         10.16 Form of Indemnification Agreement between WellPoint California and its Directors and Officers, incorporated by reference to Exhibit 10.17 of WellPoint California's Form S-1 Registration Statement No. 33-54898

         10.17 Officer Severance Agreement, dated as of July 1, 1993, between WellPoint California and Thomas C. Geiser, incorporated by reference to Exhibit 10.24 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.18 First Amendment to Special Executive Retirement Plan dated as of March 29, 1993, among BCC, WellPoint California and Leonard D. Schaeffer (Exhibit 10.19), effective January 1, 1993, incorporated by reference to Exhibit 10.25 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1993

         10.19 Executive Benefiting You Highlights Brochure, incorporated by reference to Exhibit 10.29 of Registrant's Form 10-K for the fiscal year ended December 31, 1993

         10.20 WellPoint Health Networks Inc. Officer Change in Control Plan as amended January 5, 1995, incorporated by reference to Exhibit 10.33 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994





                                      A-2.

   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         10.21 Form of Officer Severance Agreement of WellPoint California, incorporated by reference to Exhibit 10.32 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.22 WellPoint Health Networks Inc. Management Retention Agreement between WellPoint California and Ronald A. Williams, amended and restated effective as of January 5, 1995, incorporated by reference to Exhibit 10.35 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.23 WellPoint Health Networks Inc. Management Retention Agreement between WellPoint California and D. Mark Weinberg, amended and restated effective as of January 5, 1995, incorporated by reference to Exhibit 10.36 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.24 Amendment to Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC (Exhibit 10.02), amended as of January 1, 1995, incorporated by reference to Exhibit 10.39 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.25 Amendment to Administrative Services and Product Marketing Agreement dated as of February 1, 1993, among WellPoint California, its subsidiaries and BCC (Exhibit 10.02), amended as of February 1, 1995, incorporated by reference to Exhibit 10.40 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.26 Agreement of Purchase and Sale and Escrow Instructions, dated as of December 16, 1994, between WellPoint California and Pardee Construction Company, incorporated by reference to Exhibit 10.41 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.27 Credit Agreement, dated as of October 19, 1994, among WellPoint California, Bank of America, National Trust and Savings Association, Chemical Bank and Other Financial Institutions, incorporated by reference to Exhibit 10.43 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.28 First Amendment to Credit Agreement, dated as of March 7, 1995, among WellPoint California, Bank of America National Trust and Savings Association, and other Financial Institutions, incorporated by reference to Exhibit 10.44 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1994

         10.29 Orders Approving Notice of Material Modification and Undertakings dated September 7, 1995, by BCC, WellPoint California and WellPoint California's subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 10.47 of WellPoint California's Form 10-Q for the quarter ended September 30, 1995

         10.30 Second Amendment to Credit Agreement, dated as of October 16, 1995, among WellPoint California, Bank of America National Trust and Savings Associations and other Financial Institutions, incorporated by reference to
                     Exhibit 10.48 of WellPoint California's Form 10-Q for the quarter ended September 30, 1995

         10.31 WellPoint Health Networks Inc. Stock Option/Award Plan as amended January 15, 1997, incorporated by reference to Exhibit D of WellPoint California's Definitive Proxy Statement on Schedule 14A dated May 9, 1997.





                                      A-3.

   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         10.32 Letter, dated November 13, 1995, from WellPoint California to Ronald A. Williams regarding severance benefits, together with underlying Officer Severance Agreement, incorporated by reference to Exhibit 10.47 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.33 Lease Agreement, dated as of January 1, 1996, by and between TA/Warner Center Associates II, L.P., and WellPoint California, incorporated by reference to Exhibit
                     10.46 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.34 Letter, dated November 13, 1995, from WellPoint California to D. Mark Weinberg regarding severance benefits, together with underlying Officer Severance Agreement, incorporated by reference to Exhibit 10.48 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.35 Letter, dated November 13, 1995, from WellPoint California to Thomas C. Geiser regarding severance benefits, incorporated by reference to Exhibit 10.49 of WellPoint California's Form 10-K for the fiscal year ended December 31, 1995

         10.36 Amended and Restated Undertakings dated March 5, 1996, by BCC, WellPoint California and WellPoint California's Subsidiaries to the California Department of Corporations, incorporated by reference to Exhibit 99.1 of WellPoint California's Current Report on Form 8-K dated March 5, 1996

         10.37 Senior Series A Term Note dated March 31, 1996, between WellPoint California and Massachusetts Mutual Life Insurance Company, incorporated by reference to Exhibit
                     10.53 of WellPoint California's Form 10-Q for the quarter ended March 31, 1996

         10.38 Voting Agreement dated as of May 8, 1996, by and among WellPoint California and Western Health Partnerships, incorporated by reference to Exhibit 99.3 of WellPoint California's Form 8-K dated May 20, 1996

         10.39 Share Escrow Agent Agreement dated as of May 20, 1996, by and between WellPoint California and U.S. Trust Company of California, N.A., incorporated by reference to Exhibit
                     99.4 of WellPoint California's Form 8-K dated May 20, 1996

         10.40 Registration Rights Agreement dated as of May 20, 1996, by and between WellPoint California and Western Health Partnerships, incorporated by reference to Exhibit 99.5 of WellPoint California's Form 8-K dated May 20, 1996

         10.41 Blue Cross License Agreement effective as of May 20, 1996, by and among the Blue Cross and Blue Shield Association and WellPoint California (supersedes Exhibit 10.09), incorporated by reference to Exhibit 99.6 of WellPoint California's Form 8-K dated May 20, 1996

         10.42 California Blue Cross License Addendum effective as of May 20, 1996, by and between the Blue Cross and Blue Shield Association and WellPoint California, incorporated by reference to Exhibit 99.7 of WellPoint California's Form 8-K dated May 20, 1996

         10.43 Blue Cross Affiliated License Agreement effective as of May 20, 1996, by and between the Blue Cross and Blue Shield Association and CaliforniaCare Health Plans, incorporated by reference to Exhibit 99.8 of WellPoint California's Form 8-K dated May 20, 1996





                                      A-4.

   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         10.44 Indemnification Agreement dated as of May 17, 1996, by and among WellPoint California, WellPoint Health Networks Inc., a Delaware corporation, and Western Health Partnerships, incorporated by reference to Exhibit 99.9 of WellPoint California's Form 8-K dated May 20, 1996

         10.45 Credit Agreement dated as of May 15, 1996, by and among WellPoint California, Bank of America National Trust and Savings Association ("Bank of America"), as Administrative Agent, NationsBank of Texas, N.A., as Syndication Agent, Chemical Bank, as Documentation Agent, and the other financial institutions named therein, incorporated by reference to Exhibit 99.10 of WellPoint California's Form 8-K dated May 20, 1996

         10.46 WellPoint Health Networks Inc. Employee Stock Option Plan, incorporated by reference to WellPoint California's Registration Statement on Form S-8 (Registration No. 33-05111)

         10.47 WellPoint Health Networks Inc. Employee Stock Purchase Plan, incorporated by reference to WellPoint California's Registration Statement on Form S-8 (Registration No. 333-05111)

         10.48 Amendment No. 1 dated as of June 28, 1996, to WellPoint California's Credit Agreement dated as of May 15, 1996, incorporated by reference to Exhibit 10.65 of WellPoint California's Form 10-Q for the quarter ended September 30, 1996

         10.49 Subordinated Term Loan Agreement dated as of November 21, 1996, by and among WellPoint California, Bank of America and the other parties named therein, incorporated by reference to Exhibit 99.1 to WellPoint California's Current Report on Form 8-K filed December 12, 1996

         10.50 Employment Agreement dated as of January 22, 1997, by and between WellPoint California and Leonard D. Schaeffer incorporated by reference to Exhibit 10.50 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.51 Modification Agreement dated as of November 26, 1996 by and between WellPoint California and California HealthCare Foundation incorporated by reference to Exhibit 10.51 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.52 Coinsurance Agreement dated as of March 1, 1997 between John Hancock and UNICARE Life & Health Insurance Company ("UNICARE"), incorporated by reference to Exhibit 99.2 of WellPoint California's Current Report on Form 8-K filed March 14, 1997

         10.53 Administration Agreement dated as of March 1, 1997 between John Hancock and UNICARE, incorporated by reference to
                     Exhibit 99.3 of WellPoint California's Current Report on Form 8-K filed March 14, 1997

         10.54 Amendment No. 1 dated as of February 11, 1997 to WellPoint California's Subordinated Term Loan Agreement dated as of November 21, 1996 incorporated by reference to Exhibit
                     10.54 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.55 Blue Cross Affiliate License Agreement by and between BC Life & Health Insurance Company and the BCBSA incorporated by reference to Exhibit 10.55 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996





                                      A-5.

   EXHIBIT NUMBER                         DESCRIPTION
   --------------                         -----------

         10.56 Blue Cross Controlled Affiliate License Agreement Applicable to Life Insurance Companies by and between BC Life & Health Insurance Company and the BCBSA incorporated by reference to Exhibit 10.56 of WellPoint California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

         10.57 Second Amendment dated as of April 21, 1997 to WellPoint California's Credit Agreement dated as of May 15, 1996 incorporated by reference to Exhibit 10.55 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.58 Third Amendment dated as of April 21, 1997 to WellPoint California's Credit Agreement dated as of May 15, 1996 incorporated by reference to Exhibit 10.56 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.59 Second Amendment dated as of April 21, 1997 to WellPoint California's Subordinated Term Loan Agreement dated as of November 21, 1996 incorporated by reference to Exhibit
                     10.57 of WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         10.60 WellPoint Health Networks Inc.'s Employee Stock Purchase Plan as amended and restated effective January 1, 1988.

         10.61 Form of Amended and Restated Voting Agreement by and among WellPoint California, WellPoint Delaware and the Foundation

         10.62 Form of Amended and Restated Registration Rights Agreement by and among WellPoint California, WellPoint Delaware and the Foundation

         10.63 Form of Amended and Restated Share Escrow Agent Agreement by and among WellPoint Delaware and U.S. Trust Company of California

         21          Subsidiaries of WellPoint Health Networks Inc. filed as
                     Exhibit 21 to WellPoint Health Networks Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.





                                      A-6.